
February 22, 2018

Stewart Wallach
Chief Executive Officer
Capstone Companies, Inc.
350 Jim Moran Boulevard, Suite 120
Deerfield Beach, FL 33440

>   **Re: Capstone Companies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2016**
>   **Filed March 27, 2017**
>   **File No. 000-28831**

Dear Mr. Wallach:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Division of Corporation Finance
>   Office of Telecommunications